SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 19 February, 2008

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Full Year Results to 31.12.07 dated 19 February, 2008

99.1

19 February 2008

InterContinental Hotels Group PLC

Full Year Results to 31 December 2007

Headlines
o	System size increase of 5%, 28,848 net rooms, taking total to 585,094 (3,949 hotels).
o	Global constant currency RevPAR growth of 7%.
o	Total gross revenue* from all hotels in IHG’s system of $18bn, up 14% in constant currency.
o	Continuing revenue up 12% from £786m to £883m, up 20% at constant currency.
o	Continuing operating profit up 19% from £200m to £237m, up 30% at constant currency.
o	Operating profit including discontinued operations up 6% from £231m to £245m.
o	Adjusted continuing earnings per share up 23% from 38.0p to 46.9p. Total basic earnings per share of 72.2p.
o	Final dividend up 12% to 14.9p. Total dividend of 20.6p, up 12%. £3.5bn returned to shareholders since March 2004.
o	2007 signings up 22% to 125,533 rooms (873 hotels). Fourth quarter signings of 41,908 rooms, taking pipeline to 225,872.
o	January 2008 global constant currency RevPAR growth of 5.4%.

*See appendix 5 for definition. All figures and movements unless otherwise noted are at actual exchange rates and before exceptional items. See appendix 3 for analysis of financial headlines. Constant exchange rate comparatives shown in appendix 4.

Commenting on the results and trading, Andrew Cosslett, Chief Executive of InterContinental Hotels Group PLC said:

“IHG delivered a strong performance in 2007 reporting continuing revenue growth of 20% in constant currency. The number of rooms in our system grew by a record 5% and global RevPAR increased 7%, with all our brands out-performing in their major markets across the world. We signed almost 900 hotels into our development pipeline during the year, more than three times the number signed in 2003, our first year as an independent company.

“We are continuing to strengthen our brands, and to expand their geographic reach. The 2005 relaunch of the InterContinental brand is now delivering major benefits, with significant RevPAR outperformance and a further 33 new hotels signed in the year. During the year we announced the relaunch of our biggest brand, Holiday Inn, and the response from our owner community has been very positive. Following continued success in the US, Hotel Indigo and Staybridge Suites will be opening in the UK in 2008, and we have plans for their wider geographic roll-out.

“ We have the biggest development pipeline in the industry and this will deliver another high level of hotel openings in 2008. With our broadly based portfolio of brands and our resilient fee based business model we are positioned well for future growth in what is now a less predictable economic environment.”

Rooms – record signings and openings
o

125,533 rooms were signed in 2007, with excellent growth across all brands and all regions. In Greater China, where we are the largest non-domestic hotel operator, 70 hotels, 25,590 rooms, were signed in the year. In the Middle East 19 hotels, 5,307 rooms, were signed, doubling the pipeline in that region. 33 InterContinental hotels were signed, and in January 2008 IHG signed a 40 year agreement to manage an InterContinental branded hotel in the Times Square area of New York which is expected to open in mid 2010.

o

52,846 rooms were added to the system including 3,542 rooms (15 hotels) through the IHG ANA joint venture. In line with our strategy of driving quality growth 23,998 rooms were exited, giving net room additions of 28,848 rooms. IHG has now added 47,419 rooms towards its three year target of adding 50,000 to 60,000 net rooms by the end of 2008.

o

The pipeline of hotels now stands at 1,674 (225,872 rooms). The global pipeline of Holiday Inn brand family hotels grew by 204 hotels (26,793 rooms) to 1,077 hotels (127,087 rooms), and represents a 30% share of future pipeline supply in the US midscale segment. The InterContinental pipeline stands at a record 62 hotels, representing 39% of its current rooms open.

Strengthening Operating System
Strong revenue delivery to hotel owners through reservation channels and loyalty programme, Priority Club Rewards:
o	$6.8bn of rooms revenue booked through IHG's reservation channels, up 19% and representing 45% of total rooms revenue.
o	$5.2bn of rooms revenue from Priority Club Rewards members, up 16% and representing 35% of total rooms revenue.
o	Internet revenues increased from 16% to 17% of total rooms revenue, 85% from IHG's own websites.

Disposals and returns of funds

In 2007 disposal proceeds of £106m were received. This included the sale of IHG’s 33.3% interest in Crowne Plaza London The City for £19m, the disposal of Crowne Plaza Santiago for £11m and Holiday Inn Disney, Paris for £14m, and the sale of IHG’s 74.11% interest in the InterContinental Montreal for £17m.

In 2007 £709m was paid to shareholders by way of a special dividend with associated share consolidation and 7.7m shares were repurchased at a cost of £81m. This leaves £100m of a previously announced £150m share buyback programme to be completed and takes the total returned to shareholders since March 2004 to £3.5bn. There were 295m shares outstanding at the end of December, 291m after the deduction of shares in the ESOP and 299m on a fully diluted basis.

IHG’s net debt at the period end was £825m including the $200m (£100m) finance lease on the InterContinental Boston.

Americas: strong revenue and profit growth

Revenue performance

RevPAR increased 6.1% with rate generating all of the increase. InterContinental, Crowne Plaza, Holiday Inn and Holiday Inn Express each outperformed their market segments, with RevPAR up 10.1%, 7.5%, 4.9% and 6.7% respectively. In line with the industry, RevPAR growth moderated in the fourth quarter as a result of slight occupancy declines. Continuing revenue grew 16% from $778m to $902m driven by 34% growth in revenues from owned and leased hotels and 10% growth in managed and franchised revenues.

Operating profit performance

Operating profit from continuing operations increased 11% from $395m to $440m. Continuing owned and leased hotels profit increased from $22m to $40m, driven by 14% RevPAR growth at the InterContinental New York and an $11m increased contribution from the InterContinental Boston which opened in November 2006. While managed hotels revenues grew strongly, up 9%, after the impact of increased revenue investment to support new signings and openings and $6m of charges not related to underlying trading, profit fell $9m to $41m. Franchised hotels profit increased 11% to $425m reflecting RevPAR growth of 5.8% and net rooms growth of 4.0%.

EMEA: strong RevPAR and profit growth

Revenue performance

RevPAR increased 8.6%, driven by increased occupancy and 6.3% rate growth. The Middle East continued to perform strongly, raising RevPAR by 19.6%. Continental Europe grew RevPAR by 7.6%, with strong increases in France of 10.3% but slower growth in Germany due to the year on year impact of the football 2006 World Cup. In the UK, Holiday Inn and Holiday Inn Express outperformed their market segment with RevPAR growth of 6.3%.

Operating profit performance

Operating profit from continuing operations increased 81% from £37m to £67m. Continuing owned and leased hotel operations improved £21m to £17m. The InterContinental London Park Lane contributed £14m of the improvement following the completion of its refurbishment at the end of June 2007. The performance of the InterContinental Paris Le Grand continued to strengthen with a 14% RevPAR increase and improved profit margins. Managed hotels profit increased 16% from £37m to £43m benefiting from retained management contracts on assets sold in 2006. Franchised hotels profit increased 21% from £24m to £29m reflecting RevPAR growth of 7% and net rooms growth of 10%.

Asia Pacific: strong revenue and profit growth with growing contribution from China and Japan

Revenue performance

RevPAR increased 8.9%, mainly driven by rate. All brands performed strongly with InterContinental up 11.1%, Crowne Plaza up 6.5%, Holiday Inn up 8.7% and Holiday Inn Express up 11.0%. Greater China RevPAR increased 7.0%, driven by rate increases. Continuing revenues grew 27% from $204m to $260m, driven by 52% growth in managed revenues and the doubling of franchised revenues.

Operating profit performance

Operating profit from continuing operations grew 21% from $52m to $63m. Owned and leased hotels operating profit increased 16% to $36m. Managed hotels profit grew 18% to $46m. The contribution from the increasing number of hotels under IHG management was partly offset by the previously disclosed integration and ongoing costs associated with the ANA joint venture in Japan and continued infrastructure investment in China. Franchised hotels profit increased 20% to $6m driven by RevPAR growth of 15% and net room count growth of 13%, offset by the impact of higher costs associated with the ANA joint venture in Japan.

Overheads, Tax and Exceptional items

Total regional overheads increased £4m to £68m. Central overheads were flat at £81m.

The effective tax rate for 2007 is 22%; the underlying rate before the impact of prior year items is 36%. As previously disclosed the effective tax rate will be volatile in the immediate future and trend upwards over time. The effective tax rate in 2008 is expected to be in the mid to high 20’s.

In 2007 IHG announced its intention to make a non-recurring revenue investment of up to £30m to accelerate implementation of the global relaunch of the Holiday Inn brands, which will be treated as an exceptional item in 2008. IHG expects to generate a strong return on this investment through RevPAR increases on completion of the relaunch.

Appendix 1: Asset disposal programme detail

	Number of owned hotels	Proceeds	Net book value
Disposed since April 2003	181	£3.0bn	£2.9bn
Remaining hotels	18		£0.9bn

For a full list please visit www.ihg.com/Investors

Appendix 2: Rooms

	Americas	EMEA	Asia Pacific	Total
Openings	31,744	7,956	13,146	52,846
Removals	(17,794)	(4,996)	(1,208)	(23,998)
Net openings	13,950	2,960	11,938	28,848
Signings	75,279	19,153	31,101	125,533

Appendix 3: Financial headlines

Twelve months to 31 Dec £m	Total		Americas	EMEA			Asia Pacific		Central
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Franchised operating profit	244	235	212	208	29	24	3	3
Managed operating profit	87	85	21	27	43	37	23	21
Continuing owned and leased operating profit	55	25	20	12	17	(4)	18	17
Regional overheads	(68)	(64)	(33)	(32)	(22)	(20)	(13)	(12)
Continuing operating profit pre central overheads	318	281	220	215	67	37	31	29
Central overheads	(81)	(81)	-	-	-	-	-	-	(81)	(81)
Continuing operating profit	237	200	220	215	67	37	31	29
Discontinued owned and leased operating profit	8	31	8	6	0	25	0	0
Total operating profit	245	231	228	221	67	62	31	29

Appendix 4: Constant currency continuing operating profits before exceptional items.

	Americas		EMEA		Asia Pacific		Total***
	Actual currency*	Constant currency**	Actual currency*	Constant currency**	Actual currency*	Constant Currency**	Actual currency*	Constant currency**
Growth	2%	11%	81%	86%	7%	21%	19%	30%

Exchange rates	USD:GBP	EUR:GBP
2007	2.01	1.46
2006	1.84	1.47

* Sterling actual currency

** Translated at constant 2006 exchange rates

*** After Central Overheads

Appendix 5: Definition of total gross revenue

Total gross revenue is defined as total room revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. It is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties. The metric is highlighted as an indicator of the scale and reach of IHG’s brands.

Appendix 6: Investor information for 2007 final dividend

Ex-dividend Date: 26 March 2008
Record Date: 28 March 2008
Payment Date: 6 June 2008
Dividend payment: Ordinary shares 14.9p per share: ADRs 29.2c per ADR

For further information, please contact:

Investor Relations (Paul Edgecliffe-Johnson; Heather Wood):	+44 (0) 1753 410 176
Media Affairs (Leslie McGibbon; Claire Williams):	+44 (0) 1753 410 425
+44 (0) 7808 094 471

High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk . This includes profile shots of the key executives.

Presentation for Analysts and Shareholders

A presentation with Andrew Cosslett (Chief Executive) and Richard Solomons (Finance Director) will commence at 9.30am (London time) on 19 February at the Crowne Plaza, The City, 19 New Bridge Street, London, EC24V 6DB. There will be an opportunity to ask questions. The presentation will conclude at approximately 10.30am (London time).

There will be a live audio webcast of the results presentation on the web address www.ihg.com/prelims08. The archived webcast of the presentation is expected to be on this website later on the day of the results and will remain on it for the foreseeable future. There will also be a live dial-in facility

International dial-in	020 7863 6164

US Q&A conference call

There will also be a conference call, primarily for US investors and analysts, at 9.00am (Eastern Standard Time) on 19 February with Andrew Cosslett (Chief Executive) and Richard Solomons (Finance Director). There will be an opportunity to ask questions.

International dial-in	+44 (0)1452 556 518
US Toll Free	1866 966 4782
Conference ID:	32546784

A recording of the conference call will also be available for 7 days. To access this please dial the relevant number below and use the access number 32546784#

International dial-in	+44 (0)1452 550 000
US Toll Free	1866 247 4222

Website

The full release and supplementary data will be available on our website from 7.00 am (London time) on Tuesday 19 February. The web address is www.ihg.com/prelims08

Notes to Editors:

InterContinental Hotels Group PLC (IHG) of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is one of the world's largest hotel groups by number of rooms. IHG owns, manages, leases or franchises, through various subsidiaries, over 3,900 hotels and more than 585,000 guest rooms in nearly 100 countries and territories around the world. IHG owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express® , Staybridge Suites® , Candlewood Suites® and Hotel Indigo® , and also manages the world's largest hotel loyalty programme, Priority Club® Rewards with over 37 million members worldwide.

The company pioneered the travel industry’s first collaborative response to environmental issues as founder of the International Hotels and Environment Initiative (IHEI). The IHEI formed the foundations of the Tourism Partnership launched by the International Business Leaders Forum in 2004, of which IHG is still a member today. The environment and local communities remain at the heart of IHG’s global corporate responsibility focus.

IHG offers information and online reservations for all its hotel brands at www.ihg.comand information for the Priority Club Rewards programme at www.priorityclub.com . For the latest news from IHG, visit our online Press Office at www.ihg.com/media

Cautionary note regarding forward-looking statements

This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’ or other words of similar meaning. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements. Factors that could affect the business and the financial results are described in ‘Risk Factors’ in the InterContinental Hotels Group PLC Annual report on Form 20-F filed with the United States Securities and Exchange Commission.

This business review (BR) provides a commentary on the performance of InterContinental Hotels Group PLC (the Group or IHG) for the financial year ended 31 December 2007.

Group Performance

	12 months ended 31 December
	2007	2006	%
Group Results	£m	£m	change

Revenue:
Americas	450	422	6.6
EMEA	245	198	23.7
Asia Pacific	130	111	17.1
Central	58	55	5.5
	____	____	_____
Continuing operations	883	786	12.3
Discontinued operations	40	174	(77.0)
	____	____	_____
	923	960	(3.9)
	____	____	_____
Operating profit:
Americas	220	215	2.3
EMEA	67	37	81.1
Asia Pacific	31	29	6.9
Central	(81)	(81)	-
	____	____	_____
Continuing operations	237	200	18.5
Discontinued operations	8	31	(74.2)
	____	____	_____
Operating profit before exceptional items	245	231	6.1

Exceptional operating items	30	27	11.1
	___	____	____
Operating profit	275	258	6.6
Net financial expenses	(45)	(11)	(309.1)
	___	____	____
Profit before tax*	230	247	(6.9)
	___	____	____
Analysed as:
Continuing operations	222	216	2.8
Discontinued operations	8	31	(74.2)
	____	____	____
Earnings per ordinary share:
Basic	72.2p	104.1p	(30.6)
Adjusted	48.4p	42.9p	12.8
Adjusted – continuing operations	46.9p	38.0p	23.4

*	Profit before tax includes the results of discontinued operations.

Group Results

Revenue from continuing operations increased by 12.3% to £883m and continuing operating profit increased by 18.5% to £237m during the 12 months ended 31 December 2007. The growth was driven by strong underlying RevPAR gains across all regions, hotel expansion in key markets and profit uplift from owned and leased assets. Furthermore, strong revenue conversion led to a 1.4 percentage point increase in continuing operating profit margins to 26.8%.

Including discontinued operations, total revenue decreased by 3.9% to £923m whilst operating profit before exceptional items increased by 6.1% to £245m, reflecting the year-on-year impact of asset disposals. Discontinued operations represent the results from operations that have been sold, or are held for sale, and where there is a coordinated plan to dispose of the operations under IHG’s asset disposal programme. In this Business Review, discontinued operations include owned and leased hotels in the US, the UK and Continental Europe that have been sold or placed on the market from 1 January 2006.

As the weighted average US dollar exchange rate to sterling has weakened during 2007 (2007 $2.01:£1, 2006 $1.84:£1), growth rates for results expressed in US dollars are higher than those in sterling. Continuing operating profit before exceptional items was $474m, ahead of 2006 by 29.2%. Including discontinued operations, operating profit before exceptional items was $491m, 15.8% higher than 2006. Translated at constant currency, applying 2006 exchange rates, continuing revenue increased by 19.6% and continuing operating profit increased by 30.0%.

	12 months ended 31 December
	2007	2006	%
Total Gross Revenues	$bn	$bn	change

InterContinental	3.7	3.0	23.3
Crowne Plaza	2.8	2.3	21.7
Holiday Inn	6.7	6.3	6.3
Holiday Inn Express	3.5	3.0	16.7
Other brands	1.1	0.6	83.3
	____	____	____
Total	17.8	15.2	17.1
	____	____	____

Total Gross Revenues

One measure of overall IHG hotel system performance is the growth in total gross revenue, defined as total room revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. Total gross revenue is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties.

Total gross revenue increased by 17.1% from $15.2bn in 2006 to $17.8bn in 2007, with strong growth levels achieved across IHG’s key brands reflecting hotel performance and room growth. Translated at constant currency, total gross revenue increased by 14.5%.

	Hotels		Rooms
Global hotel and room count at 31 December	2007	Change over 2006	2007	Change over 2006
Analysed by brand:
InterContinental	149	1	50,762	1,163
Crowne Plaza	299	24	83,170	7,538
Holiday Inn	1,381	(14)	256,699	(3,771)
Holiday Inn Express	1,808	122	156,531	12,949
Staybridge Suites	122	25	13,466	2,513
Candlewood Suites	158	28	16,825	2,676
Hotel Indigo	11	5	1,501	608
Other	21	17	6,140	5,172
	____	____	______	_____
Total	3,949	208	585,094	28,848
	____	____	______	_____
Analysed by ownership type:
Owned and leased	18	(7)	6,396	(2,064)
Managed	539	27	134,883	9,669
Franchised	3,392	188	443,815	21,243
	____	____	______	_____
Total	3,949	208	585,094	28,848
	____	____	______	_____

Global Hotel and Room Count

During 2007, the IHG global system (the number of hotels and rooms which are owned, leased, managed or franchised by the Group) increased by 208 hotels (28,848 rooms or 5.2%) to 3,949 hotels (585,094 rooms). The record growth level was driven, in particular, by continued expansion in the US, the UK, China and Japan, resulting in openings of 366 hotels (52,846 rooms).

Holiday Inn Express represented 58.7% of the net hotel growth, demonstrating strong market demand in the midscale, limited service sector. The extended stay portfolio, comprising Staybridge Suites and Candlewood Suites hotels, expanded by 53 hotels (5,189 rooms), indicating owner confidence in this sector. The net decline in the Holiday Inn hotel and room count (14 hotels and 3,771 rooms) primarily reflects IHG’s continued strategy to reinvigorate the Holiday Inn brand through the removal of lower quality, non-brand conforming hotels in the US. This strategy is further supported by the worldwide brand relaunch of the Holiday Inn brand family, announced in October 2007, which entails the consistent delivery of best in class service and physical quality in all Holiday Inn and Holiday Inn Express hotels.

	Hotels		Rooms
Global pipeline at 31 December	2007	Change over 2006	2007	Change over 2006
Analysed by brand:
InterContinental	62	26	20,013	6,802
Crowne Plaza	118	58	36,362	19,249
Holiday Inn	365	66	56,945	12,171
Holiday Inn Express	712	138	70,142	14,622
Staybridge Suites	157	37	17,150	4,545
Candlewood Suites	207	79	18,605	6,882
Hotel Indigo	52	28	6,565	3,520
Other	1	1	90	90
	____	____	______	_____
Total	1,674	433	225,872	67,881
	____	____	______	_____
Analysed by ownership type:
Managed	247	108	71,814	30,166
Franchised	1,427	325	154,058	37,715
	____	____	______	_____
Total	1,674	433	225,872	67,881
	____	____	______	_____

	Hotels		Rooms
Global pipeline signings at 31 December	2007	Change over 2006	2007	Change over 2006

Total	873	156	125,533	22,759

Global Pipeline

At the end of 2007, the IHG pipeline (contracts signed for hotels and rooms yet to enter the IHG global system) totalled 1,674 hotels (225,872 rooms). In the year, record room signings across all regions of 125,533 rooms led to pipeline growth of 67,881 rooms (or 43.0%). This level of growth demonstrates strong demand for IHG brands across all regions and represents a key driver of future profitability.

THE AMERICAS

		12 months ended 31 December
		2007	2006	%
Americas Results		$m	$m	change

Revenue:
	Owned and leased	257	192	33.9
	Managed	156	143	9.1
	Franchised	489	443	10.4
		____	____	_____
Continuing operations		902	778	15.9
Discontinued operations*		62	74	(16.2)
		____	____	_____
Total	$m	964	852	13.1
		____	____	_____
Sterling equivalent	£m	481	463	3.9
		____	____	_____
Operating profit before exceptional items:
	Owned and leased	40	22	81.8
	Managed	41	50	(18.0)
	Franchised	425	382	11.3
		____	____	_____
		506	454	11.5
Regional overheads		(66)	(59)	(11.9)
		____	____	_____
Continuing operations		440	395	11.4
Discontinued operations*		16	12	33.3
		____	____	_____
Total	$m	456	407	12.0
		____	____	_____
Sterling equivalent	£m	228	221	3.2
		_____	____	_____

*	Discontinued operations are all owned and leased.

Americas Comparable RevPAR movement on previous year	12 months ended 31 December 2007

Owned and leased:
InterContinental	10.6%
Managed:
InterContinental	10.8%
Crowne Plaza	7.2%
Holiday Inn	7.7%
Staybridge Suites	2.0%
Candlewood Suites	3.4%
Franchised:
Crowne Plaza	7.6%
Holiday Inn	4.7%
Holiday Inn Express	6.7%

Americas Results

Revenue and operating profit from continuing operations increased by 15.9% to $902m and 11.4% to $440m respectively. Discontinued operations include the results of hotels sold during 2006 and 2007, together with two hotels currently on the market for disposal. Including discontinued operations, revenue increased by 13.1% whilst operating profit increased by 12.0%.

The region achieved healthy RevPAR growth across all ownership types and RevPAR premiums to the US market segments for hotels operating under InterContinental, Crowne Plaza, Holiday Inn and Holiday Inn Express brands. During the fourth quarter, consistent with the US market, the region was impacted by a marginal softening in RevPAR growth due to a slight decline in occupancy levels.

Continuing owned and leased revenue increased by 33.9% to $257m and operating profit increased by 81.8% to $40m. Positive underlying trading was driven by RevPAR growth of 9.7%, led by the InterContinental brand with growth of 10.6%. The results were favourably impacted by trading performance at the InterContinental Boston which became fully operational during the first half of the year (year-on-year profit increase of $11m) and trading at the InterContinental New York where robust market conditions lifted average occupancy levels to over 90%.

Managed revenues increased by 9.1% to $156m during the year, driven by strong RevPAR growth, particularly in Latin America where rate-led RevPAR growth exceeded 20%. Robust brand performance resulted in RevPAR growth premiums, compared to respective US market segments, for InterContinental, Crowne Plaza and Holiday Inn. Growth in the extended stay segment was impacted by an increase in market supply. Managed revenues included $86m (2006 $80m) from properties that are structured, for legal reasons, as operating leases but with the same characteristics as management contracts.

Managed operating profit decreased by 18.0% to $41m, including $6m (2006 $9m) from managed properties held as operating leases. The decline in profit principally reflects increased revenue investment to support growth in contract signings, the impact of fewer hotels under management contracts following the restructuring of the FelCor agreement in 2006, foreign exchange losses in Latin America and lower ancillary revenues together with higher costs at one of the hotels held as an operating lease. These items reduced operating profit margins in the managed estate by 8.7 percentage points to 26.3% and reduced continuing operating profit margins in the region by 2.0 percentage points to 48.8%.

Franchised revenue and operating profit increased by 10.4% to $489m and 11.3% to $425m respectively, compared to 2006. The increase was driven by RevPAR growth of 5.8%, net room count growth of 4.0% and fees associated with growth in signings.

Regional overheads were affected positively in 2006 by lower claims in the Group-funded employee healthcare programme. Excluding this, regional overheads were in line with the prior period.

	Hotels		Rooms
Americas hotel and room count at 31 December	2007	Change over 2006	2007	Change over 2006
Analysed by brand:
InterContinental	50	1	16,624	99
Crowne Plaza	172	17	47,893	5,289
Holiday Inn	952	(35)	177,999	(8,068)
Holiday Inn Express	1,615	109	134,551	10,833
Staybridge Suites	122	25	13,466	2,513
Candlewood Suites	158	28	16,825	2,676
Hotel Indigo	11	5	1,501	608

	____	____	______	_____
Total	3,080	150	408,859	13,950
	____	____	______	_____
Analysed by ownership type:
Owned and leased	11	(2)	4,029	(650)
Managed	193	4	39,696	439
Franchised	2,876	148	365,134	14,161
	____	____	______	_____
Total	3,080	150	408,859	13,950
	____	____	______	_____

Americas Hotel and Room Count

The Americas hotel and room count grew by 150 hotels (13,950 rooms) to 3,080 hotels (408,859 rooms). The growth includes openings of 274 hotels (31,744 rooms) led by continued demand for Holiday Inn Express of 156 hotels (13,908 rooms). Franchised hotels contributed over 98% of net growth, reflecting sustained demand for the franchised model. Net growth also included removals of 124 hotels (17,794 rooms), of which Holiday Inn hotels represented 54.0% (69.2% of rooms).

	Hotels		Rooms
Americas pipeline at 31 December	2007	Change over 2006	2007	Change over 2006
Analysed by brand:
InterContinental	8	2	3,722	787
Crowne Plaza	37	13	9,036	3,197
Holiday Inn	265	53	33,029	6,463
Holiday Inn Express	614	111	54,279	10,729
Staybridge Suites	147	32	15,921	3,894
Candlewood Suites	207	79	18,605	6,882
Hotel Indigo	52	28	6,565	3,520
	____	____	______	_____
Total	1,330	318	141,157	35,472
	____	____	______	_____
Analysed by ownership type:
Managed	21	7	4,961	1,251
Franchised	1,309	311	136,196	34,221
	____	____	______	_____
Total	1,330	318	141,157	35,472
	____	____	______	_____

Americas Pipeline

The Americas pipeline continued to achieve high growth levels and totalled 1,330 hotels (141,157 rooms) at 31 December 2007. During the year, 75,279 room signings were completed, compared with 61,673 room signings in 2006. These signing levels outpaced the prior year as demand for Holiday Inn and Holiday Inn Express continued to accelerate. Furthermore, the extended stay brands, Staybridge Suites and Candlewood Suites, contributed 24.3% of the region’s room signings.

EUROPE, MIDDLE EAST AND AFRICA (EMEA)

		12 months ended 31 December
		2007	2006	%
EMEA Results		£m	£m	change

Revenue:
	Owned and leased	121	92	31.5
	Managed	84	71	18.3
	Franchised	40	35	14.3
		____	____	_____
Continuing operations		245	198	23.7
Discontinued operations*		9	133	(93.2)
		____	____	_____
Total	£m	254	331	(23.3)
		____	____	____
Dollar equivalent	$m	509	608	(16.3)
		____	____	_____
Operating profit before exceptional items:
	Owned and leased	17	(4)	525.0
	Managed	43	37	16.2
	Franchised	29	24	20.8
		____	____	_____
		89	57	56.1
Regional overheads		(22)	(20)	(10.0)
		____	____	_____
Continuing operations		67	37	81.1
Discontinued operations*		-	25	-
		____	____	_____
Total	£m	67	62	8.1
		____	____	_____
Dollar equivalent	$m	135	114	18.4
		____	____	_____

*	Discontinued operations are all owned and leased.

EMEA comparable RevPAR movement on previous year	12 months ended 31 December 2007

Owned and leased:
InterContinental	14.0%
All ownership types:
UK	6.2%
Continental Europe	7.6%
Middle East	19.6%

EMEA Results

Revenue and operating profit from continuing operations increased by 23.7% to £245m and 81.1% to £67m respectively. Including discontinued operations, revenue decreased by 23.3% whilst operating profit increased by 8.1%, reflecting the impact of hotels sold and converted to management and franchise contracts over the past two years.

During the year, the region achieved RevPAR growth of 8.6% driven by substantial gains across all brands and ownership types. From a regional perspective, RevPAR levels benefited from the positive market conditions in the Middle East, France and the UK. The region’s continuing operating profit margins increased by 8.6 percentage points to 27.3% as a result of improved revenue conversion in the owned and leased portfolio and increased scalability in the franchised operations.

In the owned and leased estate, continuing revenue increased by 31.5% to £121m as a result of trading at the InterContinental London Park Lane which became fully operational during the first half of 2007, together with strong rate-led RevPAR growth at the InterContinental Paris Le Grand. Effective revenue conversion led to an increase in continuing operating profit of £21m to £17m, including operating profit growth of £14m at the InterContinental London Park Lane.

EMEA managed revenues increased by 18.3% to £84m and operating profit increased by 16.2% to £43m. The growth was driven by management contracts negotiated in 2006 as part of the hotel disposal programme in Europe and strong underlying trading in markets such as the Middle East, the UK, Spain and Russia.

Franchised revenue and operating profit increased by 14.3% to £40m and 20.8% to £29m respectively. The growth was principally driven by RevPAR gains and room count expansion in the UK and Continental Europe.

	Hotels		Rooms
EMEA hotel and room count at 31 December	2007	Change over 2006	2007	Change over 2006
Analysed by brand:
InterContinental	62	(4)	20,012	(1,411)
Crowne Plaza	72	4	17,326	886
Holiday Inn	335	18	52,842	2,214
Holiday Inn Express	182	10	19,380	1,271
	____	____	______	_____
Total	651	28	109,560	2,960
	____	____	______	_____
Analysed by ownership type:
Owned and leased	5	(5)	1,674	(1,414)
Managed	171	(3)	39,073	(1,602)
Franchised	475	36	68,813	5,976
	____	____	______	_____
Total	651	28	109,560	2,960
	____	____	______	_____

EMEA Hotel and Room Count

During 2007, EMEA hotel and room count increased by 28 hotels (2,960 rooms) to 651 hotels (109,560 rooms). The net growth included the opening of 55 hotels (7,956 rooms) and the removal of 27 hotels (4,996 rooms). System growth was led by openings in the UK of 22 hotels (2,522 rooms). Holiday Inn was the largest contributor of room openings, adding over 50% of the region’s total.

	Hotels		Rooms
EMEA pipeline at 31 December	2007	Change over 2006	2007	Change over 2006
Analysed by brand:
InterContinental	24	14	5,960	3,411
Crowne Plaza	25	10	6,298	2,631
Holiday Inn	51	(3)	9,546	1,728
Holiday Inn Express	76	17	9,766	2,321
Staybridge Suites Other	10 1	5 1	1,229 90	651 90
	____	____	______	_____
Total	187	44	32,889	10,832
	____	____	______	_____
Analysed by ownership type:
Managed	70	31	15,203	7,514
Franchised	117	13	17,686	3,318
	____	____	______	_____
Total	187	44	32,889	10,832
	____	____	______	_____

EMEA Pipeline

The pipeline in EMEA increased by 44 hotels (10,832 rooms) to 187 hotels (32,889 rooms). The growth includes a record level of 19,153 room signings, driven by exceptional demand in the Middle East, particularly the United Arab Emirates and Saudi Arabia. Across the region sustained demand for the Holiday Inn brand led to 6,004 room signings during the year whilst the region also experienced a significant increase in room signings for the InterContinental and Crowne Plaza brands. The EMEA pipeline includes 10 Staybridge Suites hotels (1,229 rooms), of which the first hotels are expected to open in the UK and the Middle East during 2008.

ASIA PACIFIC

		12 months ended 31 December
		2007	2006	%
Asia Pacific Results		$m	$m	change

Revenue:
	Owned and leased	145	131	10.7
	Managed	99	65	52.3
	Franchised	16	8	100.0
		____	____	_____
Total	$m	260	204	27.5
		____	____	_____
Sterling equivalent	£m	130	111	17.1
		____	____	_____
Operating profit before exceptional items:
	Owned and leased	36	31	16.1
	Managed	46	39	17.9
	Franchised	6	5	20.0
		____	____	_____
		88	75	17.3
Regional overheads		(25)	(23)	(8.7)
		____	____	_____
Total	$m	63	52	21.2
		____	____	_____
Sterling equivalent	£m	31	29	6.9
		____	____	_____

Asia Pacific comparable RevPAR movement on previous year	12 months ended 31 December 2007

Owned and leased:
InterContinental	7.3%
All ownership types:
Greater China	7.0%

Asia Pacific Results

Asia Pacific revenue increased by 27.5% to $260m whilst operating profit increased by 21.2% to $63m.

The region achieved strong RevPAR growth across all brands and ownership types and continued its strategic expansion in China and Japan. Strong growth in total profit was achieved; however, revenue conversion was impacted by continued investment to support expansion, resulting in a 1.3 percentage point reduction in operating profit margins to 24.2%.

In the owned and leased estate, revenue increased by 10.7% to $145m due to the combined impact of strong room and food and beverage trading at the InterContinental Hong Kong, despite the impact of renovation works throughout a significant part of the year. The hotel’s revenue growth combined with profit margin gains drove the estate’s operating profit growth of 16.1% to $36m.

Managed revenues increased by 52.3% to $99m as a result of the full year contribution from the hotels which joined the system in 2006 as part of the IHG ANA joint venture in Japan, continued organic expansion in China and solid RevPAR growth across Southern Asia and Australia. Operating profit increased by 17.9% to $46m as revenue gains were offset by integration and ongoing costs associated with the ANA joint venture and continued infrastructure investment in China.

Franchised revenues doubled from $8m to $16m, primarily driven by hotels in the IHG ANA joint venture. Similar to the managed operations, growth in profitability was impacted by ANA integration and ongoing costs.

Regional overheads increased by $2m to $25m primarily as a result of investment in technology and corporate infrastructure in China and Japan and included the favourable impact of a legal settlement.

	Hotels		Rooms
Asia Pacific hotel and room count at 31 December	2007	Change over 2006	2007	Change over 2006
Analysed by brand:
InterContinental	37	4	14,126	2,475
Crowne Plaza	55	3	17,951	1,363
Holiday Inn	94	3	25,858	2,083
Holiday Inn Express	11	3	2,600	845
Other	21	17	6,140	5,172
	____	____	______	_____
Total	218	30	66,675	11,938
	____	____	______	_____
Analysed by ownership type:
Owned and leased	2	-	693	-
Managed	175	26	56,114	10,832
Franchised	41	4	9,868	1,106
	____	____	______	_____
Total	218	30	66,675	11,938
	____	____	______	_____

Asia Hotel and Room Count

Asia Pacific hotel and room count increased by 30 hotels (11,938 rooms) to 218 hotels (66,675 rooms). The net growth included 16 hotels (7,827 rooms) in Greater China reflecting continued expansion in one of IHG’s strategic markets, together with 15 hotels (3,542 rooms) in Japan that joined the system as part of the IHG ANA joint venture.

	Hotels		Rooms
Asia Pacific pipeline at 31 December	2007	Change over 2006	2007	Change over 2006
Analysed by brand:
InterContinental	30	10	10,331	2,604
Crowne Plaza	56	35	21,028	13,421
Holiday Inn	49	16	14,370	3,980
Holiday Inn Express	22	10	6,097	1,572
	____	____	______	_____
Total	157	71	51,826	21,577
	____	____	______	_____
Analysed by ownership type:
Managed	156	70	51,650	21,401
Franchised	1	1	176	176
	____	____	______	_____
Total	157	71	51,826	21,577
	____	____	______	_____

Asia Pacific Pipeline

The pipeline in Asia Pacific increased by 71 hotels (21,577 rooms) to 157 hotels (51,826 rooms). Demand in the Greater China market continued throughout the year and represented 82.3% of the region’s room signings. From a brand perspective, Crowne Plaza attracted significant interest, contributing over half of the total room signings.

Central

		12 months ended 31 December
		2007	2006	%
Central Results		£m	£m	change

Revenue		58	55	5.5
Gross central costs		(139)	(136)	(2.2)
		____	____	_____
Net central costs	£m	(81)	(81)	-
		____	____	_____
Dollar equivalent	$m	(163)	(149)	(9.4)
		_____	____	_____

Central Results

During 2007, net central costs were flat on 2006 but increased in line with inflation when translated at constant currency exchange rates.

OTHER FINANCIAL INFORMATION

Exceptional operating items

Exceptional operating items of £30m include an £18m gain on the sale of financial assets and an £11m gain on the sale of associate investments.

Exceptional operating items are treated as exceptional items by reason of their size or nature and are excluded from the calculation of adjusted earnings per share in order to provide a more meaningful comparison of performance.

Net financial expenses

Net financial expenses increased from £11m in 2006 to £45m in 2007, as a result of higher debt levels following payment of the £709m special dividend in June 2007.

Financing costs included £10m (2006 £10m) of interest costs associated with Priority Club Rewards where interest is charged on the accumulated balance of cash received in advance of the redemption points awarded. Financing costs in 2007 also included £9m (2006 £4m) in respect of the InterContinental Boston finance lease.

Taxation

The effective rate of tax on profit before tax, excluding the impact of exceptional items, was 22% (2006 24%). By also excluding the impact of prior year items, which are included wholly within continuing operations, the equivalent tax rate would be 36% (2006 36%). This rate is higher than the UK statutory rate of 30% due mainly to certain overseas profits (particularly in the US) being subject to statutory rates higher than the UK statutory rate and disallowable expenses.

Taxation within exceptional items totalled a credit of £30m (2006 £94m credit) in respect of continuing operations. This represented, primarily, the release of exceptional provisions relating to tax matters which were settled during the year, or in respect of which the statutory limitation period had expired. In 2006, taxation exceptional items, in addition to such provision releases, included £12m for the recognition of a deferred tax asset in respect of tax losses.

Net tax paid in 2007 totalled £69m (2006 £49m) including £32m (2006 £6m) in respect of disposals.

Earnings per share

Basic earnings per share in 2007 were 72.2p, compared with 104.1p in 2006. Adjusted earnings per share were 48.4p, against 42.9p in 2006. Adjusted continuing earnings per share were 46.9p, 23.4% up on last year.

Dividends

The Board has proposed a final dividend per share of 14.9p; with the interim dividend per share of 5.7p, the normal dividend per share for 2007 will total 20.6p.

Share price and market capitalisation

The IHG share price closed at 884.0p on 31 December 2007, down from 1262.0p on 31 December 2006. The market capitalisation of the Group at the year end was £2.6bn.

Cash flow

The net movement in cash and cash equivalents in the 12 months to 31 December 2007 was an outflow of £131m. This included net cash inflows from operating activities of £232m, net cash outflows from investing activities of £19m and net cash outflows from financing activities of £344m.

Key components of investing and financing activities included:

•	proceeds from the disposal of hotels and equity investments totalled £106m;
•	capital expenditure totalled £93m and included the completion of the major refurbishment at the InterContinental London Park Lane and the renovation works at the InterContinental Hong Kong;
•	cash outflows associated with shareholder returns during the year included a special dividend of £709m and share buybacks of £81m; and
•	increased borrowings of £553m.

IHG's cash flow strategy has focused on reducing capital intensity and returning surplus funds to shareholders. Capital investment in new projects will be made where this creates value by accelerating the development of IHG's brands. Such investment will be funded largely from the proceeds of hotel and minority shareholding disposals, with the objective of subsequently recycling that capital into other projects.

Capital structure and liquidity management

Net debt at 31 December 2007 was £825m and included £100m in respect of the finance lease commitment for the InterContinental Boston.

	2007	2006
Net debt at 31 December	£m	£m

Borrowings (including derivatives):
Sterling	275	102
US Dollar	439	282
Euro	121	101
Other	48	48
Cash (including derivatives)	(58)	(403)
	____	____
	825	130
Excluding fair value of derivatives (net)	-	4
	____	____
Net debt	825	134
	____	____

Average debt levels	536	92
	____	____

	2007	2006
Facilities at 31 December	£m	£m

Committed	1,154	1,157
Uncommitted	25	39
	____	____
Total	1,179	1,196
	____	____

Interest risk profile of net debt for major currencies (including derivatives) at 31 December	2007%	2006%

At fixed rates	45	57
At variable rates	55	43

Treasury policy is to manage financial risks that arise in relation to underlying business needs. The activities of the treasury function are carried out in accordance with Board approved policies and are subject to regular audit. The treasury function does not operate as a profit centre.

Medium and long-term borrowing requirements at 31 December 2007 were met through a £1.1bn Syndicated Bank Facility which matures in November 2009. Short-term borrowing requirements were principally met from drawings under committed and uncommitted bilateral loan facilities. At the year end, the Group had £377m of committed facilities available for drawing.

The Syndicated Bank Facility contains two financial covenants, interest cover and net debt/Earnings before Interest, Tax, Depreciation and Amortisation (EBITDA). The Group is in compliance with both covenants, neither of which is expected to represent a material restriction on funding or investment policy in the foreseeable future.

Asset disposal programme

	Number of hotels	Proceeds	Net book value

Disposed since April 2003	181	£3.0bn	£2.9bn
Remaining owned and leased hotels	18		£0.9bn

During 2007, IHG achieved further progress with its asset disposal programme, including:

•	the sale of the Crowne Plaza Santiago for $21m before transaction costs, approximately $9m above net book value. Under the agreement, IHG retained a 10 year franchise contract;
•

the sale of its 74.11% share of the InterContinental Montreal for £17m before transaction costs, approximately £5m above book value. Under the agreement, IHG retained a 30 year management contract on the hotel; and

•	the sale of the Holiday Inn Disney, Paris for £14m before transaction costs, approximately £2m above net book value. Under the agreement, IHG retained a five year franchise contract.

These transactions support IHG’s continued strategy of growing its managed and franchised business whilst reducing asset ownership. Since April 2003, 181 hotels with a net book value of £2.9bn have been sold, generating aggregate proceeds of £3.0bn, of which 162 of these hotels remained in the IHG system through the successful negotiation of either management or franchise agreements.

During 2007, IHG also divested a number of equity interests of which proceeds totalled £57m, and included a 33.3% interest in the Crowne Plaza London The City for £19m and a 15% interest in the InterContinental Chicago for £11m.

Return of funds programme

	Timing	Total return	Returned to date	Still to be returned
£501m special dividend	Paid in December 2004	£501m	£501m	Nil
First £250m share buyback	Completed in 2004	£250m	£250m	Nil
£996m capital return	Paid in July 2005	£996m	£996m	Nil
Second £250m share buyback	Completed in 2006	£250m	£250m	Nil
£497m special dividend	Paid in June 2006	£497m	£497m	Nil
Third £250m share buyback	Completed in 2007	£250m	£250m	Nil
£709m special dividend	Paid in June 2007	£709m	£709m	Nil
£150m share buyback	Under way	£150m	£50m	£100m
		______	_____	____
Total		£3,603m	£3,503m	£100m
		______	_____	____

In the year, IHG paid a £709m special dividend, completed a third £250m share buyback and commenced a £150m share buyback. At the year end £100m of this buyback was outstanding. Since March 2004, IHG has returned £3.5bn to shareholders.

InterContinental Hotels Group PLC

GROUP INCOME STATEMENT

For the year ended 31 December 2007

	Year ended 31 December 2007			Year ended 31 December 2006
	Before exceptional items	Exceptional items (note 5)	Total	Before exceptional items	Exceptional items (note 5)	Total
	£m	£m	£m	£m	£m	£m
Continuing operations

Revenue (note 3)	883	-	883	786	-	786
Cost of sales	(411)	-	(411)	(355)	-	(355)
Administrative expenses	(188)	(7)	(195)	(180)	-	(180)
Other operating income and expenses	8	38	46	4	27	31
	_____	____	____	____	____	____
	292	31	323	255	27	282
Depreciation and amortisation	(55)	(1)	(56)	(55)	-	(55)
	_____	____	____	____	____	____
Operating profit (note 4)	237	30	267	200	27	227

Financial income	9	-	9	26	-	26
Financial expenses	(54)	-	(54)	(37)	-	(37)
	_____	____	____	____	____	____

Profit before tax	192	30	222	189	27	216

Tax (note 6)	(42)	30	(12)	(41)	94	53
	_____	____	____	____	____	____
Profit for the year from continuing operations	150	60	210	148	121	269

Profit for the year from discontinued operations (note 7)	5	16	21	19	117	136
	_____	____	____	____	____	____
Profit for the year attributable to the equity holders of the parent	155	76	231	167	238	405
	====	====	====	====	====	====
Earnings per ordinary share (note 8):
Continuing operations:
Basic			65.6p			69.1p
Diluted			63.8p			67.4p
Adjusted	46.9p			38.0p
Adjusted diluted	45.6p			37.1p
Total operations:
Basic			72.2p			104.1p
Diluted			70.2p			101.5p
Adjusted	48.4p			42.9p
Adjusted diluted	47.1p			41.8p
Dividends per ordinary share (note 9):
Final paid			13.3p			10.7p
Special interim paid			200.0p			118.0p
Interim paid			5.7p			5.1p
Final proposed			14.9p			13.3p

InterContinental Hotels Group PLC

GROUP STATEMENT of recognised income and expense

For the year ended 31 December 2007

	2007 £m	2006 £m

Income and expense recognised directly in equity
Gains on valuation of available-for-sale assets	4	16
(Losses)/gains on cash flow hedges	(1)	1
Exchange differences on retranslation of foreign operations	10	(30)
Actuarial gains/(losses) on defined benefit pension plans	12	(2)
	____	____
	25	(15)
	____	____
Transfers to the income statement
On cash flow hedges: interest payable	(1)	(1)
On disposal of foreign operations: gain on disposal of assets	-	4
On disposal of available-for-sale assets: other operating income and expenses	(10)	(14)
	____	____
	(11)	(11)
	____	____
Tax
Tax on items above taken directly to or transferred from equity	(3)	4
Tax related to share schemes recognised directly in equity	(2)	26
	____	____
	(5)	30
	____	____
Net income recognised directly in equity	9	4

Profit for the year	231	405
	____	____
Total recognised income and expense for the year attributable to the equity holders of the parent	240	409
	====	====

InterContinental Hotels Group PLC

GROUP CASH FLOW STATEMENT

For the year ended 31 December 2007

	2007 £m	2006 £m

Profit for the year	231	405
Adjustments for:
	Net financial expense	45	11
	Income tax charge/(credit)	15	(41)
	Exceptional operating items before depreciation	(31)	(27)
	Gain on disposal of assets, net of tax	(16)	(117)
	Depreciation and amortisation	58	64
	Equity-settled share-based cost, net of payments	24	14
	Other non-cash items	(2)	-
	____	____
Operating cash flow before movements in working capital	324	309
Increase in trade and other receivables	(15)	(31)
Increase in trade and other payables	26	10
Retirement benefit contributions, net of charge	(33)	-
	____	____
Cash flow from operations	302	288
Interest paid	(42)	(33)
Interest received	9	24
Tax paid on operating activities	(37)	(43)
	____	____
Net cash from operating activities	232	236
	____	____
Cash flow from investing activities
Purchases of property, plant and equipment	(57)	(87)
Purchases of intangible assets	(20)	(23)
Purchases of associates and other financial assets	(16)	(8)
Acquisition of subsidiary, net of cash acquired	-	(6)
Disposal of assets, net of costs and cash disposed of	49	620
Proceeds from associates and other financial assets	57	124
Tax paid on disposals	(32)	(6)
	____	____
Net cash from investing activities	(19)	614
	____	____
Cash flow from financing activities
Proceeds from the issue of share capital	16	20
Purchase of own shares	(81)	(260)
Purchase of own shares by employee share trusts	(69)	(47)
Proceeds on release of own shares by employee share trusts	10	19
Dividends paid to shareholders	(773)	(561)
Dividends paid to minority interests	-	(1)
Increase/(decrease) in borrowings	553	(172)
	____	____
Net cash from financing activities	(344)	(1,002)
	____	____
Net movement in cash and cash equivalents in the year	(131)	(152)
Cash and cash equivalents at beginning of the year	179	324
Exchange rate effects	4	7
	____	____
Cash and cash equivalents at end of the year	52	179
	====	====

InterContinental Hotels Group PLC

GROUP BALANCE SHEET

As at 31 December 2007

	2007 £m	2006 £m
ASSETS
Property, plant and equipment	962	997
Goodwill	110	109
Intangible assets	167	154
Investment in associates	33	32
Retirement benefit assets	32	-
Other financial assets	93	96
	____	____
Total non-current assets	1,397	1,388
	____	____
Inventories	3	3
Trade and other receivables	235	237
Current tax receivable	54	23
Cash and cash equivalents	52	179
Other financial assets	9	13
	____	____
Total current assets	353	455

Non-current assets classified as held for sale	57	50
	____	____
Total assets	1,807	1,893
	====	====
LIABILITIES
Loans and other borrowings	(8)	(10)
Trade and other payables	(390)	(402)
Current tax payable	(212)	(231)
	____	____
Total current liabilities	(610)	(643)
	____	____
Loans and other borrowings	(869)	(303)
Retirement benefit obligations	(55)	(71)
Trade and other payables	(139)	(109)
Deferred tax payable	(82)	(79)
	____	____
Total non-current liabilities	(1,145)	(562)

Liabilities classified as held for sale	(3)	(2)
	____	____
Total liabilities	(1,758)	(1,207)
	====	====
Net assets (note 12)	49	686
	====	====
EQUITY
Equity share capital	81	66
Capital redemption reserve	5	4
Shares held by employee share trusts	(41)	(17)
Other reserves	(1,528)	(1,528)
Unrealised gains and losses reserve	19	27
Currency translation reserve	6	(3)
Retained earnings	1,504	2,129
	____	____
IHG shareholders’ equity (note 13)	46	678
Minority equity interest	3	8
	____	____
Total equity	49	686
	====	====

InterContinental Hotels Group plc

Notes to the financial statements

1.	Basis of preparation

The audited consolidated financial statements of InterContinental Hotels Group PLC (IHG) for the year ended 31 December 2007 have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and as applied in accordance with the provisions of the Companies Act 1985.

The Group has early adopted International Financial Reporting Interpretations Committee 14 ‘IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’ (IFRIC 14). Under IFRIC 14, the Group has recognised retirement benefit assets of £32m on the balance sheet at 31 December 2007. The Group has also adopted International Financial Reporting Standard 7 ‘Financial instruments: Disclosures’ (IFRS 7) for the first time during the year. As IFRS 7 is a disclosure standard only, there is no impact from the adoption of this standard on the reported numbers in these preliminary financial statements.

Amounts that have previously been disclosed as special items have now been called exceptional items in accordance with market practice. There has been no change to the Group’s accounting policy for identifying these items.

In all other respects, these preliminary financial statements have been prepared on a consistent basis using the accounting policies set out in the IHG Annual Report and Financial Statements for the year ended 31 December 2006.

2.	Exchange rates

The results of foreign operations have been translated into sterling at the weighted average rates of exchange for the period. In the case of the US dollar, the translation rate is £1 = $2.01 (2006 £1=$1.84). In the case of the Euro, the translation rate is £1=€1.46 (2006 £1=€1.47).

Foreign currency denominated assets and liabilities have been translated into sterling at the rates of exchange on the balance sheet date. In the case of the US dollar, the translation rate is £1=$2.01 (2006 £1=$1.96). In the case of the Euro, the translation rate is £1=€1.36 (2006 £1=€1.49).

3.	Revenue
		2007 £m	2006 £m
	Continuing operations:
		Americas	450	422
		EMEA	245	198
		Asia Pacific	130	111
		Central	58	55
		____	____
		883	786

	Discontinued operations (note 7)	40	174
		____	____
		923	960
		====	====

4.	Operating profit
		2007 £m	2006 £m
	Continuing operations:
	Americas	220	215
	EMEA	67	37
	Asia Pacific	31	29
	Central	(81)	(81)
		____	____
		237	200
	Exceptional operating items (note 5)	30	27
		____	____
		267	227
	Discontinued operations (note 7)	8	31
		____	____
		275	258
		====	====

5.	Exceptional items
		2007 £m	2006 £m
	Exceptional operating items*
	Gain on sale of associate investments**	11	-
	Gain on sale of investment in FelCor Lodging Trust, Inc.**	-	25
	Gain on sale of other financial assets**	18	-
	Reversal of previously recorded impairment**	3	2
	Office reorganisations (a)	(2)	-
		____	____
		30	27
		====	====
	Tax*
	Tax charge on exceptional operating items	-	(6)
	Exceptional tax credit (b)	30	100
		____	____
		30	94
		====	====
	Gain on disposal of assets
	Gain on disposal of assets	20	123
	Tax charge	(4)	(6)
		____	____
		16	117
		====	====

*	Relates to continuing operations.
**	Included within other operating income and expenses.
The above items are treated as exceptional by reason of their size or nature.
a.

Profit on sale and leaseback of new head office less costs incurred to date on the office move and closure of the Group’s Aylesbury facility. Costs will continue to be incurred during the first half of 2008. Costs of £7m are included in administrative expenses and £1m in depreciation and amortisation. Income of £6m is included in other operating income and expenses.

b.

The exceptional tax credit relates to the release of provisions which are exceptional by reason of their size or nature relating to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired, together with, in 2006, a credit in respect of previously unrecognised losses.

6.	Tax
The effective tax rate on the combined profit from continuing and discontinued operations, excluding the impact of exceptional items (note 5) is 22% (2006 24%).
By also excluding the effect of prior year items, the equivalent effective tax rate is 36% (2006 36%). Prior year items have been treated as relating wholly to continuing operations.

	2007	2007	2007	2006	2006	2006
Year ended 31 December	Profit £m	Tax £m	Tax rate	Profit £m	Tax £m	Tax rate
Before exceptional items
Continuing operations	192	(42)		189	(41)
Discontinued operations	8	(3)		31	(12)
	____	____		____	____
	200	(45)	22%	220	(53)	24%
Exceptional items
Continuing operations	30	30		27	94
Discontinued operations	20	(4)		123	(6)
	____	____		____	____
	250	(19)		370	35
	====	====		====	====
Analysed as:
UK tax		(3)			14
Foreign tax		(16)			21
		____			_____
		(19)			35
		====			====

7.	Discontinued operations

Discontinued operations are those relating to hotels sold or those classified as held for sale as part of the asset disposal programme that commenced in 2003. These disposals underpin IHG’s strategy of growing its managed and franchised business whilst reducing asset ownership.

The results of discontinued operations which have been included in the consolidated income statement are as follows:

		2007 £m	2006 £m

	Revenue	40	174
	Cost of sales	(30)	(134)
		____	____
		10	40
	Depreciation and amortisation	(2)	(9)
		____	____
	Operating profit	8	31
	Tax	(3)	(12)
		____	____
	Profit after tax	5	19

	Gain on disposal of assets, net of tax (note 5)	16	117
		____	____
	Profit for the year from discontinued operations	21	136
		====	====

	2007 pence per share	2006 pence per share
Earnings per share from discontinued operations
Basic	6.6	35.0
Diluted	6.4	34.1
	====	====

	2007 £m	2006 £m
Cash flows attributable to discontinued operations
Operating profit before interest, depreciation and amortisation	10	40
Investing activities	(1)	(9)
Financing activities	-	(25)
	____	____
	9	6
	====	====

The effect of discontinued operations on segmental results is shown in the Business Review.

8.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit for the year available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the year.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the year.

On 1 June 2007, shareholders approved a share capital consolidation on the basis of 47 new ordinary shares for every 56 existing ordinary shares, together with a special dividend of 200 pence per existing ordinary share. The overall effect of the transaction was that of a share repurchase at fair value, therefore no adjustment has been made to comparative data.

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items, to give a more meaningful comparison of the Group’s performance.

	2007 Continuing operations	2007 Total	2006 Continuing operations	2006 Total
Basic earnings per share
Profit available for equity holders (£m)	210	231	269	405
Basic weighted average number of ordinary shares (millions)	320	320	389	389
Basic earnings per share (pence)	65.6	72.2	69.1	104.1
	====	====	====	====
Diluted earnings per share
Profit available for equity holders (£m)	210	231	269	405
Diluted weighted average number of ordinary shares (millions)	329	329	399	399
Diluted earnings per share (pence)	63.8	70.2	67.4	101.5
	====	====	====	====
Adjusted earnings per share
Profit available for equity holders (£m)	210	231	269	405
Less adjusting items (note 5):
Exceptional operating items (£m)	(30)	(30)	(27)	(27)
Tax on exceptional operating items (£m)	-	-	6	6
Exceptional tax credit (£m)	(30)	(30)	(100)	(100)
Gain on disposal of assets, net of tax (£m)	-	(16)	-	(117)
	____	____	____	____
Adjusted earnings (£m)	150	155	148	167
Basic weighted average number of ordinary shares (millions)	320	320	389	389
Adjusted earnings per share (pence)	46.9	48.4	38.0	42.9
	====	====	====	====
Diluted weighted average number of ordinary shares (million)	329	329	399	399
Adjusted diluted earnings per share (pence)	45.6	47.1	37.1	41.8
	====	====	====	====

The diluted weighted average number of ordinary shares is calculated as:	2007 millions	2006 millions

Basic weighted average number of ordinary shares	320	389
Dilutive potential ordinary shares – employee share options	9	10
	____	____
	329	399
	====	====

9.	Dividends per ordinary share
		2007 pence per share	2006 pence per share	2007 £m	2006 £m
	Paid during the year:
	Final (declared in previous year)	13.3	10.7	47	46
	Interim	5.7	5.1	17	18
	Special interim	200.0	118.0	709	497
		____	____	___	____
		219.0	133.8	773	561
		====	====	===	===
	Proposed for approval at the Annual General Meeting (not recognised as a liability at 31 December):
	Final	14.9	13.3	44	47
		====	====	====	====

The proposed final dividend is payable on the shares in issue at 28 March 2008.

10.	Net debt
		2007 £m	2006 £m

	Cash and cash equivalents	52	179
	Loans and other borrowings – current	(8)	(10)
	Loans and other borrowings – non-current	(869)	(303)
		____	____
	Net debt	(825)	(134)
		====	====
	Finance lease liability included above	(100)	(97)
		====	====

11.	Movement in net debt
		2007 £m	2006 £m

	Net decrease in cash and cash equivalents	(131)	(152)
	Add back cash flows in respect of other components of net debt:
	(Increase)/decrease in borrowings	(553)	172
		____	____
	(Increase)/decrease in net debt arising from cash flows	(684)	20

	Non-cash movements:
	Finance lease liability	(9)	(103)
	Exchange and other adjustments	2	37
		____	____
	Increase in net debt	(691)	(46)
	Net debt at beginning of the year	(134)	(88)
		____	____
	Net debt at end of the year	(825)	(134)
		====	====

12.	Net assets
		2007 £m	2006 £m

	Americas	388	390
	EMEA	376	359
	Asia Pacific	267	285
	Central	83	73
		____	____
		1,114	1,107

	Net debt	(825)	(134)
	Unallocated assets and liabilities	(240)	(287)
		____	____
		49	686
		====	====

13.	Statement of changes in IHG shareholders’ equity
		2007 £m	2006 £m

	At beginning of the year	678	1,084

	Total recognised income and expense for the year	240	409
	Equity dividends paid (note 9)	(773)	(561)
	Issue of ordinary shares	16	20
	Purchase of own shares	(81)	(260)
	Movement in shares in employee share trusts	(64)	(32)
	Equity settled share-based cost	30	18
		____	____
	At end of the year	46	678
		====	====

14.	Capital commitments and contingencies

At 31 December 2007, the amount contracted for but not provided for in the financial statements for expenditure on property, plant and equipment was £10m (2006 £24m).

At 31 December 2007, the Group had contingent liabilities of £5m (2006 £11m), mainly comprising guarantees given in the ordinary course of business.

In limited cases, the Group may provide performance guarantees to third-party owners to secure management contracts. The maximum exposure under such guarantees is £121m (2006 £142m). It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such guarantees are not expected to result in financial loss to the Group.

The Group has given warranties in respect of the disposal of certain of its former subsidiaries and hotels. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such warranties are not expected to result in financial loss to the Group.

15.	Other commitments

In March and June 2007, the Company made the first two payments of £10m under the agreement to make special pension contributions of £40m to the UK pension plan. A further payment of £10m was made on 31 January 2008 and the final £10m is scheduled for payment in 2009.

On 24 October 2007, the Group announced a worldwide relaunch of its Holiday Inn brand family. In support of this relaunch, IHG will make a non recurring revenue investment of up to £30m which it is anticipated will be charged to the income statement as an exceptional item during 2008.

16.	Group financial statements

The preliminary statement of results was approved by the Board on 18 February 2008. The preliminary statement does not represent the full Group financial statements of InterContinental Hotels Group PLC and its subsidiaries which will be delivered to the Registrar of Companies in due course. The financial information for the year ended 31 December 2006 has been extracted from the IHG Annual Report and Financial Statements for that year as filed with the Registrar of Companies.

Auditors’ review

The auditors, Ernst & Young LLP, have given an unqualified report under Section 235 of the Companies Act 1985, as amended, in respect of the full Group financial statements for both years referred to above.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	19 February, 2008